Exhibit 3.1

AMENDMENT

TO

THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FOUR LEAF ACQUISITION CORPORATION

Four Leaf Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1. The name of the corporation is Four Leaf Acquisition Corporation. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 3, 2022.

2. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 3, 2022, the date of filing the Corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was May 31, 2022, the date of filing of the Corporation’s Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was June 29, 2022.

3. The Board of Directors of the Corporation has duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation (as amended and restated prior to the date hereof), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the approval of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Section 9.1(b) of Article IX of the Second Amended and Restated Certificate of Incorporation be deleted in its entirety and replaced as follows:

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of: (i) the completion of the initial Business Combination; (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by June 22, 2026 (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open), which may be extended pursuant to Section 9.1(c) (the “Deadline Date”); and (iii) the redemption of shares in connection with a vote seeking (A) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or amendments to this Second Amended and Restated Certificate prior thereto or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

RESOLVED, that Section 9.1(c) of Article IX of the Second Amended and Restated Certificate of Incorporation be deleted in its entirety and replaced as follows:

(c) In the event that the Corporation has not completed an initial Business Combination by June 22, 2026, the Board may extend the period of time to consummate an initial Business Combination by twelve additional one month periods, up to June 22, 2027 (the latest such date being referred to as the “Termination Date”); provided that, in each case, the Corporation (or its affiliates or designees), after providing five business days advance notice prior to the date that the period of time would otherwise expire, has deposited $75,000 into the Trust Account (the “Extension Payment”). The gross proceeds from such Extension Payments will be added to the proceeds from the Offering held in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this clause (d). In the event that the Corporation has not consummated an initial Business Combination by or before the Termination Date, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

4. That thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Four Leaf Acquisition Corporation has caused this Certificate of Amendment to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Four Leaf Acquisition Corporation

By:	/s/ Jason Remillard
Jason Remillard Chairman of the Board and Interim Chief Executive Officer